SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of February 15 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


        Press & Industry Analyst enquiries:
        Skip MacAskill tel: +44 24 7656 3705; email: skip.macaskill@marconi.com

        Investor enquiries:
        Karen Keyes tel: +44 207 306 1345; email: karen.keyes@marconi.com


           TELEFONICA DEPLOYS MARCONI MULTIHAUL 3000 OPTICAL
                    PLATFORM TO LAUNCH NEW SERVICES

Marconi increases network flexibility and efficiency for long-distance Spanish network


London/Madrid- February 15, 2005 - Marconi Corporation plc (London: MONI and
NASDAQ: MRCIY) announced today that Telefonica de Espana, Spain's largest network operator, has deployed Marconi's Multihaul 3000 optical platform in two links between Madrid and Barcelona to increase the capacity of its long-distance Dense Wavelength Division Multiplexing (DWDM) network as result of the growing demand of traffic.

The new Multihaul 3000 is the first DWDM system supplied to Telefonica. It is also the first DWDM system supplied and installed through Ericsson as part of the renewed agreement between the local companies of both Ericsson and Marconi in Spain.

The Multihaul 3000 feature set will enable Telefonica to increase the speed, security and flexibility of its service provisioning, allowing it to meet current traffic demands as well as satisfy future requirements with limited incremental investment. The Multihaul 3000 optical switch will allow Telefonica to smoothly upgrade its long-distance network from a linear to mesh topology with optical by-pass, reducing network expenditure through the elimination of unnecessary regeneration and optimising network automation and control.

Telefonica will benefit from Multihaul 3000's flexibility, being prepared to react quickly to customer requirements and to support new, differentiated services in the future. Moreover, the platform will allow Telefonica to improve network productivity and offer a best-in-class performance network to ensure that they remain competitive.

"The introduction of the Multihaul 3000 platform will enable Telefonica to launch new services that require greater bandwidth, providing any service at rates up to 40G bit/sec," said Giorgio Bertolina, managing director of Southern Europe for Marconi. "The implementation is another success for Marconi's portfolio of intelligent DWDM products and strengthens our partnership with Telefonica."

Bertolina added, "This project is a clear demonstration of how two companies working as real partners can achieve - in short time frames - the highest level of success in a very competitive environment."

ENDS/...


Notes to editors

About the Marconi Multihaul 3000
Marconi's Multihaul 3000 is a single, versatile DWDM platform offering unique flexibility, best-in-class performance and operational synergies for highly optimized applications ranging from metro to ultra long haul. A pioneering and field-proven, re-configurable optical add-drop multiplexer, it supports transparent optical switch functionality, enhances network connectivity and provides dynamic response to operators' evolving needs. MHL3000's scalability to 6.4T bit/sec improves operators' business planning, offering low first-in costs and minimal incremental investment as the network expands to accommodate new services.

About Telefonica de Espana
Telefonica de Espana is part of the Telefonica Group, one of the world's leading telecommunications companies. Telefonica is the leading operator in the Spanish and Portuguese speaking markets and the fifth biggest operator in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both of these.

The company has a significant presence in 13 countries and has operations in more than 20. Telefonica has a strong presence in Latin America, where the company concentrates its growth strategy. Its customer base amounts to more than 115 million clients.

Telefonica is a 100% public company, with almost 1.7 million direct shareholders. Its share capital currently comprises 4,955,891,361 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires, Sao Paulo and the SEAQ International Exchange in London.

About Marconi Corporation plc
Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching, broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 15 February 2005